STARWOOD REAL ESTATE INCOME TRUST, INC.

2340 COLLINS AVENUE

MIAMI BEACH, FL 33139

(305) 695-5500

August 8, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Starwood Real Estate Income Trust, Inc.

Registration Statement on Form S-11

File No. 333-262589

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Starwood Real Estate Income Trust, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 4:30 p.m., on August 10, 2022, or as soon as practicable thereafter. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

If you have any questions regarding the foregoing, please contact Jason Goode of Alston & Bird LLP, counsel to the Company, at (404) 881-7986.

Sincerely, STARWOOD REAL ESTATE INCOME TRUST, INC.

By:	/s/ Matthew Guttin
Name:	Matthew Guttin
Title:	Chief Compliance Officer and Secretary

cc:	Ms. Rosemarie A. Thurston, Alston & Bird LLP

Mr. Jason W. Goode, Alston & Bird LLP